MAIL STOP 3561

June 10, 2009

via U.S. mail and facsimile

Matt Buckels, Manager and Director
EquityPoint, LLC Fund I Series
1800 Washington Avenue
Vincennes, IN 47591

Re: EquityPoint, LLC Fund I Series
Supplemental Correspondence dated June 8, 2009 Re Form 1-A/A
File No.: 24-10220

Dear Mr. Buckels:

We reviewed your supplemental materials dated June 8, 2009 and have the following comments. Where indicated, we think your Form 1-A should be revised in response to these comments. If you disagree with any of the comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

1. We note that the tax opinion you provided under cover of letter dated June 8, 2009 appears to be the same opinion provided previously and dated May 15, 2009. We reissue the previous comment:

    - Please revise the last sentence to clearly state Mr. Park's opinion with respect to the tax status of the LLC.

- The opinion should be addressed to the LLC instead of "to whom it may concern."
- The opinion should include or be accompanied by a statement by Mr. Park that he consents to the filing of the opinion as an Exhibit to the Form 1-A, and that he consents to being named in the offering circular.

Also, the discussion of the tax consequences in the offering circular should indicate that Mr. Park provided an opinion, which is included as an Exhibit to the Form 1-A.

2. We note the tabular prior performance disclosure provided for Home Investments LP, Primo Properties, LLC, and Homework Home Services, LLC. Please also provide the narrative disclosure required by Section 8 of Guide 5, including Section 8(A)(1)(a), and the tables required by Appendix II of Guide 5.

Closing Comments

As appropriate, please revise the Form 1-A in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Susann Reilly at (202) 551-3236, or Jim Lopez at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare
Services

cc: Jillian Ivey Sidoti, Esq.
   Facsimile: 951-602-6049